Mail Stop 3561

August 12, 2008

Yu Chuan Yih
Chairman and President
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

>   **Re: LJ International Inc.**
>   **Registration Statement on Form F-3**
>   **Filed July 22, 2008**
>   **File No. 333-152452**

Dear Mr. Yih:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On June 30, 2008, you issued two press releases regarding your annual and quarterly results, respectively. Please explain to us why the information in these press releases did not have the effect of conditioning the market for your offering. If you are relying on the exemption contained in Rule 168 promulgated under the Securities Act for certain communications of regularly released factual information and forward-looking information, please provide us with an analysis of why this reliance is appropriate.

2. On July 22, 2008, you issued a press release regarding the filing of the registration statement on Form F-3. The press release appears to include information in excess of what is permitted by Rule 134 promulgated under the Securities Act. Please advise us how this press release is consistent with Section 5 of the Securities Act.

Prospectus cover page

3. We note that you have registered for sale an amount in excess of what may be sold in any year based on the company's current public float, which is no more than one-third of the company's public float. See General Instruction I.B.5(a) of Form F-3. If the company's public float does not exceed $75 million after the effective date of the registration statement, please confirm your understanding of the need to ascertain the amount of securities that currently may be sold by the company by engaging in a two-step process: (1) determination of the company's public float immediately prior to the intended sale; and (2) aggregation of all sales of the company's securities pursuant to primary offerings in the previous 12-month period (including the intended sale) to determine whether the one-third cap would be exceeded. See "Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3," Securities Act Release No. 33-8878 (December 19, 2007). We also remind you of the need to recompute your public float each time an amendment to the Form F-3 is filed for the purpose of updating the registration statement in accordance with Section 10(a)(3) of the Securities Act.

Capitalization and Indebtedness, page 9

4. Please update the capitalization table to a date that is within 60 days. Refer to Item 4 of Form F-3 and Item 3.B. of Form 20-F.

Exhibit 5.1 Opinion

5. We note that counsel has included overly broad assumptions in providing its legal opinion. For example, counsel should remove the assumptions in paragraphs (vi) and (ix) on page 2 of the opinion.

6. Counsel should revise the legality opinion to state that warrants are binding obligations under the contract law of the jurisdiction governing the warrant agreement. Please identify the jurisdiction in the opinion.

7. Counsel should revise the opinion to remove the limitations on its review of BVI Law or remove the limitation indicating that counsel is licensed to practice solely in the State of Colorado. Also, please confirm that counsel's review of BVI Law includes the statutory provisions and also all applicable provisions of any constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

8. Please eliminate the language that the opinion is furnished solely to the company "solely for [its] benefit," as investors are entitled to rely upon the opinion expressed.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew N. Bernstein, Esq.
       Andrew N. Bernstein, P.C.
       Facsimile: (303) 770-7332